

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170289

DIVISION OF
CORPORATION FINANCE

September 8, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Cardinal Health, Inc.
Incoming letter dated August 21, 2017

Dear Mr. Mueller:

This is in response to your letter dated August 21, 2017 concerning the shareholder proposal submitted to Cardinal Health by John Chevedden. On August 3, 2017, we issued a no-action response expressing our informal view that Cardinal Health could not exclude the proposal from its proxy materials for its upcoming annual meeting in reliance on rule 14a-8(i)(3). You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel

cc: John Chevedden
***

*** FISMA & OMB Memorandum M-07-16

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9631
RMueller@gibsondunn.com

August 21, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Cardinal Health, Inc.
Request for Commission Review
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Cardinal Health, Inc. (the "Company"), we respectfully request review and reconsideration by the Securities and Exchange Commission (the "Commission") of an important question:

> Whether a proposal that a shareholder is asking fellow shareholders to take the time and effort to consider under Rule 14a-8 should have a clear and unambiguous scope in order to avoid exclusion under Rule 14a-8(i)(3) (which among other things prohibits vague and misleading proposals), or can the proposal only specify some but not all of what is included within its scope, leaving shareholders to guess as to what may be affected by their vote.

This issue is presented by the Rule 14a-8 no-action letter response of the staff of the Division of Corporation Finance (the "Staff") dated August 3, 2017 (the "Staff Response Letter").[1] In the Staff Response Letter, the Staff stated that it was unable to concur that a shareholder proposal and statements in support thereof (the "Proposal") could be excluded as vague when the Proposal requests a bylaw amendment that is to apply to "certain executive pay matters" but thereafter states only that "Certain maters [sic] include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans" (emphasis added). The Proposal does not otherwise address what other types of executive compensation-related proposals are to be included, or not included, within the scope of the requested bylaw. Because the Proposal is requesting that shareholders support

[1] *Cardinal Health, Inc.* (avail. Aug. 3, 2017), a copy of which is available at https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2017/johncheveddencardinal080317-14a8.pdf.

an amendment to the Company's bylaws, it is important for shareholders to know exactly what types of executive compensation proposals are to be subject to the requested bylaw and what types of executive compensation proposals are not included within the scope of what they are being asked to vote upon. The Proposal fails that standard, and therefore should be excluded under Rule 14a-8(i)(3).

Commission Review Is Warranted

The Proposal satisfies the standard for Commission review of Staff determinations under Rule 14a-8 as set forth in Paragraph 202.1(d) of Title 17 of the Code of Federal Regulations. Under that regulation, "the [S]taff . . . will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex."

The manner in which the Staff applies Rule 14a-8(i)(3) is a matter of substantial importance that can have a significant impact on the number of proposals that shareholders must consider and vote upon. In this respect, the Staff appears to have changed or been inconsistent in its approach to reviewing shareholder proposals for compliance with Rule 14a-8(i)(3). In 2017, 2016 and 2015, only 1.3%, 0.7%, 2% of shareholder proposal exclusions were based on the proposal being vague or otherwise false and misleading under Rule 14a-8(i)(3). In 2014 and 2013, by contrast, Rule 14a-8(i)(3) accounted for 18% and 15% of excluded proposals, and only exclusions based on procedural arguments constituted a more frequent basis for exclusion.[2] We believe that this dramatic change in the number of times that the Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) is not the result of shareholder proponents suddenly becoming better at drafting proposals, but results from a change in how the Staff applies Rule 14a-8(i)(3).

As well, the manner in which the Staff applies Rule 14a-8(i)(3) raises highly complex considerations as to the burdens to be imposed on shareholder proponents to clearly articulate what they are asking shareholders to vote upon, versus the burdens imposed on companies and shareholders being asked to consider and vote on a matter. As addressed in the analysis that follows, we believe that when a vague or ambiguous statement relates to the scope of the central proposition of a proposal, policy considerations (and pre-2015 precedent) support exclusion of that proposal under Rule 14a-8(i)(3).

Analysis

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including

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[2] Over all 5 years, the shareholder who submitted the Proposal to the Company accounted for more than 50% of the proposals that the Staff concurred were excludable under Rule 14a-8(i)(3).

[Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") (emphasis supplied); *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal.").

Discussing Rule 14a-8(i)(3), the Staff has emphasized that, "[i]n evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks." Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G").

The Staff has applied this standard to concur in the exclusion of shareholder proposals that define a central element of the proposal by reference to an external source without describing the substance of the source. In *Chevron Corp.* (avail. Mar. 15, 2013), the Staff quoted the language from SLB 14G set forth above and concurred that a proposal could be excluded under Rule 14a-8(i)(3) because the proposal referred to, but did not explain, the New York Stock Exchange listing standards for determining whether a director qualified as an independent director. Because an understanding of the New York Stock Exchange listing standards' definition of "independent director" was necessary to determine with any reasonable certainty exactly what actions or measures the proposal required, the Staff explained, "[i]n our view, this definition is a central aspect of the proposal." Thus, the Staff concurred in exclusion of the proposal "because the proposal does not provide information about what the New York Stock Exchange's definition of 'independent director' means." *See also McKesson Corp.* (avail. Apr. 17, 2013; *recon. denied* May 31, 2013), in which the Staff stated, "In evaluating whether a proposal may be excluded on this basis [under Rule 14a-8(i)(3)], we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks."

Similarly, in *Dell Inc.* (avail. Mar. 30, 2012), the Staff concurred in the exclusion of a proposal that requested a bylaw amendment to allow shareholders who satisfy "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy. In concurring with exclusion, the Staff noted that the specific eligibility requirements to utilize the proposed bylaw represented "a central aspect of the proposal," but that the proposal "does not describe the specific eligibility requirements." In *Boeing Co.* (avail. Feb. 10, 2004), the shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that shareholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws."

As with the precedent cited above, the Proposal establishes a standard – that the requested bylaw apply to "certain executive pay matters" – that is central to the Proposal, but then has an incomplete description of that standard.[3] The Proposal states that "Certain maters [sic] include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans." Thus, while the Proposal's reference to "certain executive pay matters" means that the proposed bylaw is to apply to some but not all proposals addressing executive compensation,[4] the use of the word "include" in the following sentence means that the examples provided are not exhaustive. All that is clear is that the Proposal intends some, but not all, additional types of executive compensation proposals to be subject to the requested bylaw.

As a result, shareholders voting on the Proposal would not know which executive compensation proposals (beyond those specifically identified in the Proposal) would be subject to the requested bylaw restriction and which would not be, and the Company would not be able to draft a bylaw that would implement the Proposal. For example, it is unclear from the Proposal whether the requested bylaw would apply to a shareholder (as opposed to a management-sponsored) proposal on executive compensation or whether the requested bylaw would apply to the Company's advisory vote on the frequency of "say-on-pay" executive compensation votes. It is unclear, as well, if the Proposal would apply to an advisory "say on golden parachute" vote under Rule 14a-21(c). Thus, just as in *Chevron Corp., McKesson Corp.*, *Dell Inc.* and *Boeing Co.*, the Proposal refers to a standard ("certain executive pay matters") that is not adequately defined or described on the face of the Proposal and its supporting statement do not adequately inform shareholders of the nature

[3] Although the Proposal does not reference an external, third-party standard, the customized standard that it sets forth – "certain executive pay matters" – is comparable to an external, third-party standard, because it is not a generally understood term and because the meaning or description of the term is not clear from the Proposal.

[4] When used in this context (as a pronoun or adjective) the word "certain" by definition means some but not all, and refers to specific but unidentified instances.

and scope of the bylaw that the Proposal is asking shareholders to vote on and the Company to implement.

In this context – requesting a new and unique corporate bylaw that involves a customized standard[5] – the fact that the Proposal describes some but not all of the types of proposals to which the requested bylaw would apply is not adequate, and the Staff's precedent demands greater clarity. As set forth in SLB 14B, shareholders voting on a proposal must "be able to determine with … reasonable certainty exactly what actions or measures the proposal requires." Shareholders considering the Proposal deserve to know – and are just as likely to be interested in knowing – what other types of executive pay matters to which the Proposal would apply beyond the two types specifically mentioned in the Proposal. Knowing the exact scope of the proposed bylaw is material to an understanding of the Proposal. Just as a bylaw that was drafted in terms of applying to "certain executive pay matters" would fail due to lack of clarity, the Proposal fails to be clear and unambiguous for the same reasons. Shareholders would not be able to understand exactly what they are being asked to support, and the Company would not know how to implement the Proposal if it were supported by shareholders. Therefore, the Proposal should properly be excluded under Rule 14a-8(i)(3) as vague and indefinite.

Conclusion

For the reasons addressed above, we believe the Rule 14a-8 policy issues presented by the Proposal are of substantial importance and that the Staff Response Letter was incorrectly decided. We believe that when a shareholder proponent is seeking to demand the time and attention of fellow shareholders to consider and make a voting decision on a proposal, the shareholder must be clear enough for other shareholders to know exactly what they are being asked to vote upon.

We therefore request that the Commission review the issues presented in this request and concur in our view that the Company can omit the Proposal from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders because, as stated in the No-Action Request, the Proposal is vague and misleading within the meaning of Rule 14a-8(a)(9) and therefore excludable under Rule 14a-8(i)(3). If the Staff declines to present this matter to the Commission, or the Commission declines to review the matter, we respectfully request that the Staff reconsider the Staff Response Letter based on the analysis above and

[5] We are not arguing that proposals must define commonly understood terms in order to avoid exclusion under Rule 14-8(i)(3). Instead, in this context, where a central element of the Proposal uses a customized term that does not have a clearly understood meaning, the Proposal does not allow shareholders to understand the scope of what they are being asked to vote upon. We also are not arguing that the Proposal needs to describe the means of implementation to avoid exclusion, another grounds on which the Staff frequently denies exclusion under Rule 14a-8(i)(3). Here, the Company would not know what to implement if the Proposal passed.

concur that it will not recommend enforcement action if the Company excludes the Proposal from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders.

Please note that the Company anticipates printing its proxy statement and form of proxy on or about September 14, 2017. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or James E. Barnett, the Company's Vice President & Associate General Counsel, at (614) 757-4514.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Jay Clayton, Chairman, U.S. Securities and Exchange Commission
Michael S. Piwowar, Commissioner, U.S. Securities and Exchange Commission
Kara M. Stein, Commissioner, U.S. Securities and Exchange Commission
William Hinman, Director, Division of Corporation Finance, U.S. Securities and Exchange Commission
James Barnett, Cardinal Health, Inc.
John Chevedden